Exhibit 2.1

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

Among

GENOMIC SOLUTIONS INC.,

GENOMIC SOLUTIONS, LTD.,

GENOMIC SOLUTIONS ACQUISITIONS LIMITED,

CARTESIAN TECHNOLOGIES, INC. and

UNION BIOMETRICA, INC., as SELLERS

and

HARVARD BIOSCIENCE, INC., as PARENT

and

DIGILAB, INC., as PURCHASER

and DIGILAB GENOMIC SOLUTIONS (UK) LIMITED, as PURCHASER’S UK AFFILIATE

Dated as of November 30, 2007

i

ii

iii

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into and effective as of 11:59 PM on November 30, 2007, by and among Genomic Solutions Inc., a Delaware corporation (“Genomic US”), Genomic Solutions, Ltd., a corporation organized under the Laws of England and Wales (“Genomic UK”), Genomic Solutions Acquisitions Limited, a corporation organized under the Laws of England and Wales (“GSAL”), Cartesian Technologies, Inc., a Delaware corporation, (“Cartesian”) (each, an “Asset Seller” and collectively, the “Asset Sellers”), Union Biometrica, Inc., a Delaware corporation (“Biometrica US” and together with the Asset Sellers, the “Sellers”), Harvard Bioscience, Inc., a Delaware corporation (“Parent”), Digilab, Inc., a Delaware corporation (the “Purchaser”), and Digilab Genomic Solutions (UK) Limited, a corporation organized under the Laws of England and Wales (the “Purchaser’s UK Affiliate”).

RECITALS

The Asset Sellers and Maia Scientific BVBA, a closed limited liability company incorporated under the Laws of Belgium (“Maia”), are engaged in the business of developing, manufacturing, marketing and selling large scientific instruments (the “Business”).

Parent is the sole stockholder of Genomic US and Biometrica US; Genomic UK and Cartesian are wholly owned subsidiaries of Genomic US; GSAL is the wholly owned subsidiary of Genomic UK; and Maia is a wholly owned subsidiary of Biometrica US.

The Purchaser is the sole stockholder of the Purchaser’s UK Affiliate.

The Asset Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Asset Sellers, substantially all of the Asset Sellers’ assets used in connection with the Business, and Biometrica US desires to sell to Purchaser, and Purchaser desires to purchase from Biometrica US, all of the shares in Maia, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers, Parent and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Escrow Agreement, Bill of Sale, IP Assignment Instruments, Assignment and Assumption of Leased Premises, Security Agreement, Sublease, Transition Services Agreement, UBI Lease, Revised Maia Lease and any agreements required under Belgian or English law to convey good and marketable title to the Purchaser or any Affiliate of the Purchaser.

“Assets” means (i) with respect to Biometrica US, the Maia Shares, and (ii) with respect to the Asset Sellers, all of the assets and properties used in connection with or related to the Business, whether tangible or intangible, wherever situated, owned by the Asset Sellers or in which the Asset Sellers have any right, title or interest, other than the Excluded Assets, including, without limitation, the following:

(a) All furniture, fixtures, other fixed assets, equipment, machinery, office and other equipment and vehicles used in connection with or related to the Business;

(b) The trade and business names (including any assumed names) of the Asset Sellers (but specifically excluding Parent’s trade, business and assumed names), goodwill and all other intangible assets associated with the Business;

(c) The Intellectual Property;

(d) All Records; which Records specifically exclude all records relating to any Excluded Asset or any Excluded Liability;

(e) The Contracts (including but not limited to those set forth on the Disclosure Schedule);

(f) All of the interest of and the rights and benefits accruing to each Asset Seller as lessee under (i) the leases for each of the Leased Real Properties and all improvements to and buildings thereon including without limitation those described in Section 1.01 of the Disclosure Schedule, and (ii) all leases or rental agreements covering machinery, equipment, tools, supplies, furniture and fixtures, automobiles and trucks and other fixed assets, including without limitation those described in Section 1.01 of the Disclosure Schedule;

(g) All licenses and permits held by the Asset Sellers in connection with the Business as of immediately prior to the Closing Date;

(h) All inventories of the Asset Sellers relating to the Business, regardless of nature or kind as of immediately prior to the Closing Date;

(i) All trade accounts receivable of the Asset Sellers arising from sales of inventory in the ordinary course of business;

(j) All prepaid rentals and unbilled charges and deposits relating to the operations of the Asset Sellers;

(k) All assets acquired by Genomic US from Genomic Instrumentation Services, Inc., pursuant to the Asset Purchase Agreement dated February 28, 2003 between Genomic US and Genomic Instrumentation Services, Inc., as more particularly described in such agreement, to the extent that such assets are still owned by Genomic US or another Asset Seller and used in connection with or related to the Business; and

(l) All assets acquired by GSAL from BioRobotics Limited and BioRobotics Group Limited, pursuant to the Asset Purchase Agreement dated as of September 19, 2003 among these parties and Matrix Technologies Corporation, as more particularly described in such agreement, to the extent that such assets are still owned by GSAL or another Asset Seller and used in connection with or related to the Business.

“Assumed Liabilities” means any and all obligations and liabilities of the Asset Sellers of every nature to the extent arising out of or relating to, directly or indirectly:

(a) The sale and delivery of products not shipped prior to the Closing under the Contracts that were accepted or made prior to the Closing Date;

(b) The Contracts (including but not limited to those set forth on the Disclosure Schedule) or purchase orders and commitments included in the Contracts;

(c) All trade payables of the Asset Sellers incurred prior to the Closing in the ordinary course of business consistent with past practices of the Asset Sellers;

(d) The leases or subleases for each of the Leased Real Properties (other than any lease to which Maia is a party, as to which Maia shall remain the obligated party) and all leases or rental agreements of the Asset Sellers covering machinery, equipment, tools, supplies, furniture and fixtures, automobiles and trucks and other fixed assets, including without limitation those described in Section 1.01 of the Disclosure Schedule;

(e) Obligations to Transferred Employees to the extent set forth in Article VII of this Agreement, together with any Taxes imposed on or required to be withheld from the payment of such obligations;

(f) All Litigation and Claims made or commenced on or after the Closing Date resulting from actual or alleged harm, injury or damage to persons, property or business by any Product occurring on or after the Closing Date;

(g) Except with respect to Excluded Liabilities, all Litigation, Claims and Governmental Orders relating to the Business entered or instituted against any Asset Seller or Parent (relating to its ownership of the Asset Sellers) after the Closing Date arising out of or relating to facts and circumstances occurring on or after the Closing Date;

(h) Any and all express or implied warranties of any and all Asset Sellers relating to the Business, including obligations to repair, replace, rework or to make refunds of amounts paid for Products sold, shipped or distributed, both prior to and on or after the Closing Date;

(i) The recall, notification, retrofit or other post-manufacture remedial or corrective actions relating to Products sold, shipped or distributed both prior to and on or after the Closing Date; and

(j) Except as otherwise provided herein, all other liabilities and obligations not included in subsections (a) through (i) above (except for obligations or liabilities for Litigation, Claim and Governmental Orders that occur, or that arise out of or relate to facts and circumstances occurring prior to the Closing Date) reflected on the Unaudited Interim Financial Statements or incurred in the ordinary course of Business consistent with past practices of the Asset Sellers since the date of the Unaudited Interim Financial Statements, other than the Excluded Liabilities.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Boston, Massachusetts.

“Cap Amount” means Five Hundred Thousand Dollars ($500,000); provided, however, that with regard to a material breach of Section 3.02, the Cap Amount means the Cash Consideration.

“Claim” means a claim, proceeding or other matter that may give rise to a Loss.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral agreement, arrangement, commitment, contract, purchase order, indenture, instrument, lease, license, extended warranty or service contract or other obligation of any kind or character, or other obligation that is binding on any Asset Seller or its capital stock, properties or business as of the Closing Date, and that relates to the Business.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Deductible Amount” means One Hundred Thousand Dollars ($100,000.00).

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, delivered by the Sellers to the Purchaser in connection with this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any licenses of Intellectual Property.

“Environmental Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date of this Agreement, relating to pollution or protection of the environment.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law.

“Excluded Assets” means:

(a) Asset Sellers’ cash, cash equivalents and short-term investments on hand or on deposit as of the Closing Date, as well as any shares of stock of third parties owned by Asset Sellers and Parent, including but not limited to shares of stock of (i) each Asset Seller and (ii) any direct or indirect subsidiary of each Asset Seller;

(b) All bank accounts of the Asset Sellers, all minute books and related records and stock transfer legends of the Sellers, all Tax Returns of the Sellers and all personnel records and other records that the Sellers are required by Law to retain in their possession but excluding those relating to Maia;

(c) The MK accounting system and any system used by Parent for financial reporting and consolidation purposes;

(d) All properties and assets of Parent and its Affiliates (other than Sellers) that are not used or held for use by any Seller in connection with, or which were not otherwise necessary to the operation on the Closing Date of, the Business;

(e) Rights to or claims for refunds, overpayments or rebates of Taxes and other governmental charges for periods (or, in the case of a period that includes but does not end on the Closing Date, the portion thereof) ending on or prior to the Closing Date, prepaid income Taxes and the benefit of net operating loss carryforwards, carrybacks or other Tax attributes of the Asset Sellers;

(f) All insurance policies and each of the Asset Seller’s rights, title and interest in, to and under such policies and all prepayments related thereto;

(g) Except as set forth in Article VII, all rights of the Asset Sellers and the Parent with respect to, and all assets under, all Plans;

(h) All rights, recoveries, refunds, counterclaims, rights of set-off and claims (known or unknown, matured or unmatured, accrued or contingent), against third parties, including warranty and other contract claims (express, implied or otherwise) to the extent related to the Excluded Assets or Excluded Liabilities;

(i) All receivables owed to any of the Asset Sellers by any of the Sellers or their Affiliates (including Parent) and other intercompany accounts and the full benefit of all security for such accounts and rights to payment;

(j) Any right to use Parent’s name, including any assumed names, trade and business names;

(k) The equipment described in Section 1.01 of the Disclosure Schedule as an Excluded Asset;

(l) The phone numbers, website and email relating to Biometrica US, as more particularly set forth on Section 1.01 of the Disclosure Schedule.

(m) All rights of the Sellers in, to and under this Agreement and the Ancillary Agreements.

For the avoidance of doubt, all assets of Biometrica US, other than the Maia Shares, which shall be transferred pursuant to this Agreement by Biometrica US to the Purchaser at the Closing shall be Excluded Assets.

“Excluded Liabilities” means the following liabilities, contracts, commitments and other obligations of the Sellers:

(a) The Asset Sellers’ obligations and any liabilities arising under this Agreement or under any Contract, lease or rental agreement relating to any Excluded Assets;

(b) The Sellers’ obligations for federal, state, local or foreign income tax liability (including interest and penalties) arising from the operations of the Sellers up to the Closing Date or arising out of the sale by the Sellers of the Assets pursuant hereto as described in Article VI, other than Taxes described in clause (e) of the definition of “Assumed Liabilities”;

(c) The Sellers’ obligations for any transfer, sales or other taxes, fees or levies (including motor vehicle sales taxes) imposed by any state or other governmental entity on or arising out of the sale of the Assets pursuant hereto;

(d) The Sellers’ obligations for expenses incurred in connection with the sale of the Assets pursuant hereto, including without limitation the fees and expenses of its counsel and independent auditors;

(e) The Sellers’ obligations under the change of control letter agreement with David Strack dated March 16, 2007 and under employment agreements with respect to Retained Employees;

(f) Liabilities incurred or arising prior to the Closing that are not Assumed Liabilities;

(g) Any Liabilities specifically set forth on the Disclosure Schedule as an Excluded Liability; and

(g) Liabilities owed, incurred or arising between any Asset Seller and its Affiliates (including Parent) or between Maia and its Affiliates.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other Governmental Authority.

“HMRC” means HM Revenue and Customs.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Sellers and Parent pursuant to Section 8.02 and the Purchaser pursuant to Section 8.03, as the case may be.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how of any Asset Seller and Maia, (e) registrations and applications for registration of the foregoing, in each case used in connection with the operation of or related to the Business; and (f) the Seller IP Agreements.

“IRS” means the Internal Revenue Service of the United States.

“Landlord” in respect of each of the UK Leasehold Properties, means the person or persons from time to time entitled to the reversion (whether immediate or not) expectant upon the termination of a UK Lease.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means each piece of real property leased by any Asset Seller and Maia, in each case, as tenant, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of an Asset Seller or Maia attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Lease Transfer Date” means in respect of each of the UK Leasehold Properties, the later of: (a) the Closing Date and (b) the day which is five working days after the date of the Licence granted in respect of that UK Leasehold Property.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Licence” means the consent of the Landlord authorizing an assignment of the residue of the term of the relevant UK Leasehold Property to the Purchaser or the Purchaser’s UK Affiliate in accordance with and pursuant to the terms of the relevant UK Lease such consent being evidenced in a written formal licence to assign dated and being obtained signed or executed by or on behalf of all of the parties to it.

“Litigation” means any action, arbitration, cause of action, claim, complaint, summons, subpoena, criminal prosecution, demand, governmental or other administrative or other proceeding, whether at law or at equity, before or by any federal, state or foreign court, tribunal, or agency or before any arbitrator.

“Longstop Date” means the date being six calendar months less two days from and including the Closing Date.

“Losses” mean any losses, liabilities, claims, deficiencies, assessments, judgments, fines, damages, interest, penalties, costs, expenses and fees (including reasonable attorney’s fees and costs of investigation), whether or not involving a third-party claim, or damage to person, property, business or otherwise, net of any amount received with respect thereto under any insurance coverage or from any third party alleged to be responsible therefor, provided, that “Losses” shall not include any special, incidental or consequential losses or damages.

“Maia” means Maia Scientific BVBA, a company which was incorporated as a limited liability company under the Laws of Belgium and which was afterwards converted pursuant to the Laws of Belgium into a closed limited liability company, having its registered office at Technologiehuis Innotek, Cipalstraat 3 in 2440 Geel, registered with the Register of Legal Entities (Turnhout) under the number 0476.666.215.

“Maia Shares” means the 294,713 registered shares, fully paid up and representing all of the capital of Maia, which are being sold by Biometrica US to the Purchaser under this Agreement.

“Material Adverse Effect” means any circumstance, change in or effect on the Business and Maia that is materially adverse to the consolidated results of operations or the consolidated financial condition of the Business and Maia, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a Material Adverse Effect or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industry in which the Asset Sellers and

Maia operate (including legal and regulatory changes and raw material price increases), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) any general change in United States or foreign economic conditions or financial markets (including currency exchange rates), (d) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, (e) any reduction in the price of services or products offered by the Business or Maia in response to the reduction in price of comparable services or products offered by a competitor and (f) any circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at the request of the Purchaser.

“Part 1 Conditions” means the conditions in Part 1 of the Standard Commercial Property Conditions (Second Edition) and Condition means any one of them.

“Part 2 Conditions” means the conditions in Part 2 of the Standard Commercial Property Conditions (Second Edition).

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Seller, Maia or Parent, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record set forth in any state, local or municipal franchise of any Seller, Maia and Parent which do not materially interfere with the present use of the Assets and (e) all easements or rights-of-way or similar Encumbrances imposed in connection with any public utility or utility service provider.

“Product” means any product developed, manufactured, sold, shipped or distributed by any Asset Seller or Maia prior to the Closing Date in connection with the Business.

“Purchase Price Bank Account” means the bank account designated by the Sellers in a written notice to the Purchaser prior to the Closing.

“Purchaser’s Knowledge” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of Sidney Braginsky, in his capacity as an officer of Purchaser, and not in his individual capacity, prior to or as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Records” means sales and business records, credit records of Asset Sellers’ customers, customer lists, advertising and promotional materials and all other books and records of every kind and nature used in connection with or related to the Business as of immediately prior to the Closing Date.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Intellectual Property” means all Intellectual Property owned by any of the Asset Sellers and Maia that is material to the operation of the Business as conducted prior to the Closing Date.

“Seller IP Agreements” means all (a) licenses of Intellectual Property to the Asset Sellers and Maia by third parties, and (b) licenses of Intellectual Property by the Asset Sellers and Maia to third parties.

“Sellers’ Knowledge”, “Knowledge of the Sellers” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of David Green, in his capacity as an officer of Parent, and not in his individual capacity, as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Tax” or “Taxes” means (i) any United States federal, state or local, or non-U.S., net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental (including taxes under Code Section 59A) tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental body; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any Tax sharing arrangement or Tax indemnity agreement.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a taxing authority with respect to Taxes.

“UK Leases” means the leases of the UK Leasehold Properties as referred to and detailed in Section 3.12 of the Disclosure Schedule and “UK Lease” shall be construed accordingly.

“UK Leasehold Properties” means the properties in the United Kingdom leased to Genomic UK as detailed in Section 3.12 of the Disclosure Schedule and “UK Leasehold Property” shall be construed accordingly.

“VAT” means value added tax chargeable under the VATA or under any legislation replacing it or under any legislation which the VATA replaced and further means value added tax at the rate in force when the relevant supply is made and any tax of a similar nature which is introduced in substitution for such value added tax.

“VATA” means the Value Added Tax Act 1994.

SECTION 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Acquired Business”	Exhibit 2.07
“Agreement”	Preamble
“Arbitrator”	10.12(a)
“Asset Seller”	Preamble
“Assumed Year One Earn-Out Payment”	Exhibit 2.07
“Backlog Limit”	Exhibit 2.07
“Belgian Employees”	7.01(b)
“Biometrica Germany”	5.07
“Business”	Recitals
“Calculation Period”	Exhibit 2.07
“Cash Consideration”	2.02
“Closing”	2.05
“Closing Date”	2.05
“Confidentiality Agreement”	5.02
“ERISA”	3.13(a)
“Earnings Statements”	Exhibit 2.07
“Earn-Out Period”	Exhibit 2.07
“Earn-Out Prepayment”	Exhibit 2.07
“Earn-Out Promissory Notes”	Exhibit 2.07
“Earn-Out Purchase Price”	Exhibit 2.07
“Escrow Agent”	2.02(b)
“Escrow Agreement”	2.02(b)
“Escrow Payment”	2.02(b)
“Filing Date”	10.11(b)
“Final Revenue Amount”	Exhibit 2.07
“Former Employer”	7.01(a)
“Genomic UK Non-Disclosed Employee”	7.03
“Genomic UK Transferred Employees”	7.03
“Joint Press Release”	10.03
“Material Contracts”	3.15(a)
“Parent”	Preamble
“Permitted Maia Transaction”	Exhibit 2.07
“Permitted Working Capital Debt”	Exhibit 2.07
“Plans”	3.13(a)
“Prepayment Closing Date”	Exhibit 2.07

Definition	Location
“Prepayment Closing Notice”	Exhibit 2.07
“Prepayment Notice”	Exhibit 2.07
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Benefit Plans”	7.01(e)
“Purchaser Indemnified Party”	9.02
“Reimbursed Party”	6.02
“Reimbursing Party”	6.02
“Restricted Business”	5.04(a)
“Retained Employees”	7.01(a)
“Revenue”	Exhibit 2.07
“Revised Maia Lease”	5.07
“Security Agreement”	Section 5.08
“Seller”	Preamble
“Seller Indemnified Party”	9.03
“Special Accountants”	Exhibit 2.07
“Straddle Period”	6.01
“Sublease”	5.05
“Tax Contest”	6.02
“Third Party Claim”	9.05(b)
“Transferred Employee”	7.01(a)
“Transferred Plan”	7.02
“TUPE”	7.03(a)
“UBI Lease”	5.07
“Unaudited Financial Statements”	3.05(a)
“Unaudited Interim Financial Statements”	3.05(a)
“US Employees”	7.01(a)
“UK Subsidiaries”	6.01(c)
“Year One Earn-Out Purchase Price”	Exhibit 2.07
“Year Two Earn-Out Purchase Price”	Exhibit 2.07
“Year Three Earn-Out Purchase Price”	Exhibit 2.07

SECTION 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns; and

(h) all references to past practices of any Asset Seller shall mean the past practices of such Asset Seller as in effect prior to January 1, 2007.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale of Assets, Maia Shares and Assumed Liabilities.

(a) Genomic US and Cartesian agree to and will sell, convey, transfer, assign and deliver to the Purchaser at the Closing, free and clear of any Encumbrances (except for Permitted Encumbrances and the Assumed Liabilities), on the terms and subject to the conditions set forth in this Agreement, all of the Assets owned by such parties, wherever located, and all of the Assumed Liabilities as they shall exist at the Closing Date. The Purchaser agrees to, and will at the Closing, purchase the Assets and assume and agree to pay, discharge and perform when lawfully due, the Assumed Liabilities of Genomic US and Cartesian, as the same shall exist at the Closing Date, provided that any assumption of any Liability by Purchaser’s Affiliates shall not relieve Purchaser or its obligations under this Agreement to pay, discharge and perform when lawfully due, such Assumed Liabilities. Anything to the contrary in this Section 2.01 or any other provisions of this Agreement notwithstanding, the Assumed Liabilities shall not include the Excluded Liabilities.

(b) Genomic UK and GSAL, agree to and will, subject to Section 5.06, sell, convey, transfer, assign and deliver to the Purchaser at the Closing, free and clear of any Encumbrances (except for Permitted Encumbrances and the Assumed Liabilities), on the terms and subject to the conditions set forth in this Agreement, all of the Assets owned by such parties, wherever located, and all of the Assumed Liabilities, as they shall exist at the Closing Date; provided, that the Purchaser’s UK Affiliate shall purchase such Assets and Assumed Liabilities of Genomic UK and GSAL; and provided further that no such assignment to the Purchaser’s UK Affiliate shall relieve Purchaser of any liabilities or obligations under this Agreement. Anything to the contrary in this Section 2.01 or any other provisions of this Agreement notwithstanding, the Assets shall exclude the Excluded Assets, and the Assumed Liabilities shall not include the Excluded Liabilities.

(c) Biometrica US agrees to and will sell, convey, transfer, assign and deliver the Maia Shares to the Purchaser at the Closing, free and clear of any Encumbrances, on the terms and subject to the conditions set forth in this Agreement. The Purchaser agrees to, and will at the Closing Date buy from Biometrica US the Maia Shares, free and clear of any Encumbrances, on the terms and subject to the conditions set forth in this Agreement.

SECTION 2.02 Purchase Price and Payment. As consideration for the Assets (the “Purchase Price”), the Purchaser agrees, subject to the terms, conditions and limitations set forth in this Agreement, to pay to or for the account of the Sellers, in the manner specified below, an amount in cash equal to One Million Dollars ($1,000,000.00) (the “Cash Consideration”) and to assume and be responsible for, to the extent provided in Section 2.01 hereof, the Assumed Liabilities as they exist at the Closing Date. The Purchaser shall pay the Cash Consideration as follows:

(a) At the Closing, the Purchaser shall pay the Sellers the sum of Nine Hundred Thousand Dollars ($900,000.00) by wire transfer of immediately available funds, which payment reflects the amount of the Cash Consideration less the Escrow Payment (defined below).

(b) At the Closing, to secure the Sellers’ and Parent’s indemnification obligations under this Agreement, the Purchaser shall deliver ten percent (10%) of the Cash Consideration, One Hundred Thousand Dollars ($100,000.00) (the “Escrow Payment”) to Mellon Bank, N.A. (the “Escrow Agent”) by wire transfer of immediately available funds, to be held for a period of twelve (12) months following the Closing Date and disbursed in accordance with the terms of an escrow agreement (the “Escrow Agreement”), dated the date hereof, among the Purchaser, Parent and the Escrow Agent, the form of which is attached hereto as Exhibit A.

SECTION 2.03 Allocation of the Purchase Price among the Assets. The Purchase Price shall be allocated among each item or category of the Assets as specifically set forth in or determined pursuant to Section 2.03 of the Disclosure Schedule. The Sellers and the Purchaser agree that they will prepare and file IRS Form 8594 and all federal and any state or local income tax returns based on such allocation of the Purchase Price. The Sellers and the Purchaser agree that they will prepare and file any notices or other filings required pursuant to Section 1060 of the Code, and that any such notices or filings will be prepared based on such allocation of the Purchase Price.

SECTION 2.04 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Jaffe, Raitt, Heuer & Weiss, P.C., 27777 Franklin Road, Suite 2500, Southfield, Michigan or such other place as the Sellers and the Purchaser shall agree, effective as of 11:59 PM on November 30, 2007 (the “Closing Date”).

SECTION 2.05 Closing Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser:

(a) such deeds, bills of sale, endorsements, assignments and other instruments, in such form as in each case is reasonably satisfactory to the Purchaser, as shall be sufficient to vest in the Purchaser good and marketable title to the Assets, free and clear of any Encumbrances (except for any Permitted Encumbrances and the Assumed Liabilities);

(b) executed counterparts of each Ancillary Agreement to which the Sellers is a party;

(c) a receipt for the Purchase Price paid at Closing;

(d) a certificate of a duly authorized officer of each Seller certifying as to the matters set forth in Section 8.02(a);

(e) evidence that Biometrica US or a duly authorized attorney-in-fact of Biometrica US shall record the transfer of the Maia Shares owned by Biometrica US to the Purchaser in Maia’s share register, and shall sign Maia’s share register to that effect; and

With respect to this (point e), Biometrica US appoints as its special proxy-holder, with a right of substitution, each acting individually, Marc Fyon, Mélanie De Roock and Cyrielle Allard, lawyers at Stibbe with their office at 1000 Brussels, Central Plaza, rue de Loxum 25, Belgium, and each attorney-at-law of Stibbe, to proceed to the inscription in the share register of Maia of the sale of Maia Shares from Biometrica US to the Purchaser under this Agreement. Immediately after having annotated the share register of Maia in this respect, the share register of Maia shall be transmitted to Xavier Van der Mersch, lawyer at McGuireWoods LLP, having his office at 1050 Brussels, Avenue Louise 250, box 64.

With respect to the same point (e), the Purchaser grants a proxy to Xavier Van der Mersch, lawyer at McGuireWoods LLP, having his office at 1050 Brussels, Avenue Louise 250, box 64 and to each attorney-at-law at McGuireWoods LLP, each acting individually with power of substitution to proceed to the inscription in the share register of Maia of the purchase of Maia Shares from Biometrica US by the Purchaser under this Agreement. Immediately after having signed the share register of Maia, Xavier Van der Mersch shall send a copy of the annotated share register to the Purchaser. He will however keep the said share register in order to proceed to the inscription required pursuant to Section 5.08 of the Agreement.

(f) letters of resignation of Maia’s directors.

SECTION 2.06 Closing Deliveries by the Purchaser.

(a) At the Closing, the Purchaser shall deliver:

(i) To Parent, on behalf of and as directed by Sellers, the Cash Consideration less the Escrow Payment, by wire transfer in immediately available funds to the Purchase Price Bank Account;

(ii) To Escrow Agent, the Escrow Payment by wire transfer in immediately available funds;

(iii) to Sellers, executed counterparts of each Ancillary Agreement to which the Purchaser is a party;

(iv) to Sellers, instruments, in such form as in each case is satisfactory to the Sellers, as shall be sufficient to effect the assumption by the Purchaser of the Assumed Liabilities; and

(v) to Sellers, a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a).

(b) Immediately after the Closing, the Purchaser shall hold a shareholders’ meeting of Maia with the agenda set out below, and shall adopt the resolutions approving each item on such agenda, substantially in the form of the draft minutes attached as Exhibit 2.06(b):

(i) acknowledgement of the resignation of Johan Geysen and David Green as managing directors;

(ii) interim release of liability to be granted to the resigning managing directors; and

(iii) appointment of managing directors.

Because of the limited effect of an interim release from liability, the Purchaser shall, at the next annual shareholders’ meeting, grant a final release from liability to the former managing directors.

SECTION 2.07 Earn-Out. Purchaser shall pay Sellers additional consideration for the Assets based on revenue earned during the Earn-Out Period. The calculation of the Earn-Out Purchase Price, the determination of the Earn-Out Period, the related definitions and procedures are set forth in the attached Exhibit 2.07, which Exhibit 2.07 shall be treated as if it were Section 2.07 of this Agreement.

SECTION 2.08 Third Parties’ Consent. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any license, certificate, approval, authorization, agreement, contract, lease, easement and other instruments, or any benefit arising thereunder or resulting therefrom, if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the rights of the Sellers thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights of the Sellers or Parent thereunder so that Purchaser or any of the Purchaser’s Affiliates, as applicable, would not in fact receive all such rights, the Sellers and Parent will cooperate with the Purchaser or any of the Purchaser’s Affiliates, as applicable, in any arrangement designed to provide for the Purchaser or any of the Purchaser’s Affiliates, as applicable, the benefits under any such license, certificate, approval, authorization, agreement, contract, lease, easement and other instruments, including without limitation, enforcement for the benefit of Purchaser or any of the Purchaser’s Affiliates, as applicable, of any and all rights of Sellers and Parent against a third party thereto arising out of the breach or cancellation by such third party. Any transfer or assignment to Purchaser or any of the Purchaser’s Affiliates as applicable, of any license, certificate, approval, authorization, agreement, contract, lease, easement or other instrument which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained. Notwithstanding the failure of a third party to consent to any such assignment, if the Purchaser or any of the Purchaser’s Affiliates receives any payment, use of property or other benefit under any such license, certificate, approval, authorization, agreement, contract, lease, easement or other instrument, the Purchaser or any of the Purchaser’s Affiliates shall assume and discharge any and all liabilities and obligations of the Sellers and Parent under any such license, certificate, approval, authorization, agreement, contract, lease, easement or other instrument.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

REGARDING THE SELLERS AND PARENT

The Sellers and Parent hereby jointly and severally represent and warrant to the Purchaser, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows, subject to such information as is disclosed in the Disclosure Schedule:

SECTION 3.01 Organization, Authority and Qualification of the Sellers, Maia and Parent.

(a) Each of Genomic US, Cartesian and Biometrica US is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; Except as set forth on Section 3.01 of the Disclosure Schedule, Genomic UK is a corporation duly organized validly existing and in good standing under the Laws of England and Wales; GSAL is a corporation duly organized and validly existing under the Laws of England and Wales; and Maia is a company with limited liability duly organized validly existing and in good standing under the Laws of Belgium. Each of the Asset Sellers and Maia is qualified and in good standing (where applicable) as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted by it requires such qualification, except where any failure to be so qualified or be in good standing would not individually or in the aggregate be reasonably likely to have a Material Adverse Effect. Each Asset Seller and Maia has all requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its properties relating to the Business and to carry on the Business as it is currently being conducted, except where any failure to have such power and authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(b) Each Seller and Parent has all requisite corporate or limited liability company power and authority, as applicable, and has taken all corporate or limited liability company action, as applicable, necessary to, execute and deliver this Agreement and Ancillary Agreements (to the extent each is a party thereto), consummate the transactions contemplated hereby and thereby and their respective obligations hereunder and thereunder. The execution and delivery by each Seller and Parent of this Agreement and the Ancillary Agreements (to the extent each is a party thereto) and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or limited liability company action, as applicable, of such party.

(c) This Agreement has been duly and validly executed and delivered by each Seller and Parent and, assuming the due and valid authorization, execution and delivery by the Purchaser, constitutes a valid and binding agreement of each Seller and Parent, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity or equitable remedies available in the discretion of a court.

(d) Each Ancillary Agreement, when executed and delivered to Purchaser, will be duly and validly executed and delivered by each Seller and Parent (to the extent each is a party thereto) and, assuming the due and valid authorization, execution and delivery by Purchaser, will constitute a valid and binding agreement of each Seller and Parent (to the extent each is a party thereto), enforceable against such parties in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity or equitable remedies available in the discretion of a court.

SECTION 3.02 Title to Assets; Title to Maia Shares.

(a) The Asset Sellers have and will, subject to the provisions of Section 5.06, convey to the Purchaser or the relevant Purchaser’s Affiliate at the Closing good title to the Assets free and clear of any Encumbrances (except for any Permitted Encumbrances and the Assumed Liabilities). There is no material Asset necessary for the continued operation of the Business after the Closing in substantially the same manner as conducted by the Asset Sellers prior to the Closing Date which will not be transferred to Purchaser or the relevant Purchaser’s Affiliate at the Closing.

(b) Maia is duly incorporated and validly existing under the law of Belgium. Biometrica US has full and exclusive ownership of the Maia Shares. The Maia Shares are free and clear of all pledges, security interest and usufructs (“usufruct”). There are no outstanding options, warrants, purchase rights, subscription rights, conversion rights or other rights of any kind (preemptive or otherwise) to acquire any additional shares of capital stock of Maia or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is Maia committed to issue, sell or otherwise cause to become outstanding any such option, warrant, right or security. The Maia Shares have been duly and validly issued in compliance with Belgian law and are fully paid up. No resolution has been passed or meeting convened for the winding up (or other process whereby the Business of Maia is terminated and its assets are distributed among the creditors and/or shareholders) of Maia and there are no proceedings under any applicable insolvency, reorganization or similar Laws in any jurisdiction concerning Maia. The Maia Shares shall be sold together with all rights attaching thereto, including the right to the full amount of all dividends which might be allocated to the Maia Shares in respect of the current financial year (which started on January 1, 2007). The Maia shares are not certificated.

SECTION 3.03 No Conflict. Except as disclosed on Section 3.03 of the Disclosure Schedule, neither the execution and delivery of this Agreement and the Ancillary Agreements nor the consummation by the Sellers or Parent of the transactions contemplated hereby and thereby do or will (a) violate, conflict with or result in the breach of the certificate or articles of incorporation, formation or organization, bylaws or operating agreement (or similar organizational documents) of any Seller or Parent, (b) conflict with or violate any Law or Governmental Order applicable to the Sellers or Parent or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which any Seller or Parent is a party, except, in the case of clauses (b) and (c), as would not otherwise have a Material Adverse Effect.

SECTION 3.04 Governmental Consents and Approvals. Except as disclosed in Section 3.04 of the Disclosure Schedule, none of the execution or delivery of this Agreement and the Ancillary Agreements by the Sellers and Parent (to the extent each is a party thereto) nor the consummation of the transactions contemplated hereby and thereby will require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Sellers or Parent of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 3.05 Financial Information.

(a) Sellers have delivered a copy of the unaudited consolidated financial statements of the Asset Sellers and Maia to Purchaser as of December 31, 2005 and 2006 and for the years then ended (the “Unaudited Financial Statements”), in the form attached as Exhibit 3.05 hereto. The Unaudited Financial Statements provided to Purchaser have been prepared in accordance with GAAP as wholly-owned subsidiaries of Parent and as such have been audited as part of the consolidated audit of Parent and not audited on a stand-alone basis. Sellers have also delivered to Purchaser a copy of the unaudited income statement and balance sheet of the Asset Sellers and Maia for the nine-month period ended September 30, 2007 and as of September 30, 2007 (the “Unaudited Interim Financial Statements”), in the form attached as Exhibit 3.05 hereto. These Unaudited Interim Financial Statements have been derived from unaudited financial statements of Parent as at such date and for the same period.

(b) The Unaudited Financial Statements and the Unaudited Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Asset Sellers and Maia (except as may be indicated in the notes thereto); and (ii) to the Knowledge of Sellers, present fairly in all material respects the consolidated financial condition, results of operations and other information included therein of the Asset Sellers and Maia as of the dates thereof or for the periods covered thereby, subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material.

SECTION 3.06 Absence of Undisclosed Material Liabilities. There are no Liabilities of any Asset Seller or Maia of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Unaudited Financial Statements or the notes thereto or the Unaudited Interim Financial Statements, (b) incurred since September 30, 2007 in the ordinary course of business of the Asset Sellers or Maia consistent with past practices, or (c) which would not have a Material Adverse Effect.

SECTION 3.07 Conduct in the Ordinary Course. Except as set forth on Section 3.07 of the Disclosure Schedule, since January 1, 2007, the Business has been conducted in the ordinary course consistent with past practices and there has not occurred any Material Adverse Effect.

SECTION 3.08 Litigation. As of the date of this Agreement, to Sellers’ Knowledge after reasonable inquiry, there is no Action by or against any Seller, Maia or Parent pending before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 3.09 Compliance with Laws. Except as would not (a) prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, or (ii) have a Material Adverse Effect, since January 1, 2007, each Asset Seller and Maia have conducted and continue to conduct the Business in accordance with all Laws and Governmental Orders applicable to the Asset Sellers and Maia and none of the Asset Sellers or Maia is in violation of any such Law or Governmental Order.

SECTION 3.10 Environmental Matters. Except for matters that would not cause a Material Adverse Effect on any Asset Seller, Maia or Parent (a) each Asset Seller, Maia and Parent is in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits, (b) there are no written claims pursuant to any Environmental Law pending or, to Sellers’ Knowledge, threatened, against any Asset Seller or Maia and (c) copies of any and all environmental assessment or audit reports or other similar studies or analyses generated within the last two years and in the possession of any Seller, Maia or Parent, that relate to the Assets, have been made available to the Purchaser.

SECTION 3.11 Intellectual Property. Section 3.11 of the Disclosure Schedule sets forth a true and complete list, including title and number, of all patents and patent applications, registered trademarks and trademark applications, and registered copyrights and copyright applications included in the Seller Intellectual Property, and all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications licensed to or by the Asset Sellers and Maia included in the Seller Intellectual Property. Except as would not have a Material Adverse Effect or as otherwise noted on Section 3.11 of the Disclosure Schedule, an Asset Seller or Maia is the owner of the entire right, title and interest in and to each item of Seller Intellectual Property. Such Seller Intellectual Property is valid to the best of the respective Seller’s Knowledge and in good standing and is subject to no liens. The Asset Sellers or Maia have not received any actual notice of, and to Sellers’ Knowledge, there does not exist any claim, challenge or conflict, or any claimed conflict: (i) with respect to the rights of others to own or use the Seller Intellectual Property or (ii) challenging or questioning the validity of any Seller Intellectual Property (with the exception of patent office claims, if any, in the ongoing prosecution of any pending patent application).

SECTION 3.12 Real Property. The Asset Sellers and Maia own no real property. Section 3.12 of the Disclosure Schedule lists the street address and the identity of the lessor, lessee and current occupant (if different from lessee) of each parcel of Leased Real Property. The Sellers have made available to the Purchaser, true and complete copies of the leases, subleases, licenses or assignment agreements and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement relating to the Leased Real Property.

SECTION 3.13 Employee Benefit Matters.

(a) Section 3.13(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination or other contracts or agreements, to which any Asset Seller is a party, with respect to which any Asset Seller has any obligation or which are maintained, contributed to or sponsored by any Asset Seller for the benefit of any current or former employee, officer or director of any Asset Seller, and (ii) any contracts, arrangements or understandings between any Seller or any of their Affiliates and any employee of any Asset Seller (collectively, the “Plans”). Each Plan is in writing, and the Sellers or Parent have made available to the Purchaser a true and complete copy of each Plan.

(b) Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. Each Asset Seller has performed all material obligations required to be performed by it under, is not in any material respect in default under, or in material violation of, any Plan. To Sellers’ Knowledge, there is no material default or violation by any party with respect to the Plans. No Action is pending or, to Sellers’ Knowledge, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the Sellers’ Knowledge, no fact or event exists that could give rise to any such Action. None of the Plans is subject to Title IV of ERISA.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified. Each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is tax-exempt. Except as set forth Section 3.13(c) of the Disclosure Schedule, to Sellers’ Knowledge, no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(d) The “employee benefit plans,” as defined by Section 3(3) of ERISA, not covered by ERISA by reason of ERISA Section 4(b)(4), that are maintained by the Sellers with respect to the Business are disclosed in Section 3.13(d) of the Disclosure Schedule (the “Foreign Benefit Plans”). The Sellers have made available to the Purchaser for inspection true and correct copies of all documents pertaining to such Foreign Benefit Plans. To the best Knowledge of the Sellers, with respect to each such Foreign Benefit Plan, the following are true:

(i) all contributions (including, without limitation, insurance premiums) required by Law or contract to have been made under or with respect to such Foreign Benefit Plans prior to the Closing Date will have been paid or accrued; and

(ii) such Foreign Benefit Plans have been maintained in accordance with all applicable Laws, except as would not have a Material Adverse Effect.

SECTION 3.14 Taxes. Except for matters that would not cause a Material Adverse Effect on any Asset Seller, Maia or Parent: (a) all Tax Returns required to have been filed by or with respect to any Asset Seller and Maia have been timely filed (taking into account any extension of time to file granted or obtained); (b) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; and (c) no deficiency for any Tax has been asserted or assessed by a Governmental Authority in writing against any Asset Seller or Maia that has not been satisfied by payment, settled or withdrawn. None of the Assets are subject to any lien for any unpaid taxes except for liens for any property or similar taxes not yet due and payable.

SECTION 3.15 Material Contracts.

(a) Section 3.15(a) of the Disclosure Schedule lists each of the following Contracts to which any Asset Seller or Maia is a party as of the date of this Agreement (such contracts and agreements being “Material Contracts”):

(i) all Contracts with any customer of the Business pursuant to which payments in excess of $1,000,000 in the aggregate were made to any Asset Seller or Maia during the year ended December 31, 2006 and are expected to be made to any Asset Seller or Maia during the year ending December 31, 2007;

(ii) all Contracts for the supply of materials or performance of services to the Business pursuant to which payments in excess of $500,000 in the aggregate were made by any Asset Seller or Maia during the year ended December 31, 2006 and are expected to be made by any Asset Seller or Maia during the year ending December 31, 2007;

(iii) all distributor or sales agency Contracts of any Asset Seller or Maia for which sales in 2006 exceeded $250,000;

(iv) each executory Contract for capital expenditure in excess of $50,000;

(v) any Contracts that have not been entered into in the ordinary course of the Business consistent with past practices;

(vi) all material management or employment Contracts and Contracts between independent contractors or consultants (or similar arrangements) and any Asset Seller or Maia that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(vii) all material Contracts that limit or purport to limit the ability of any Asset Seller or Maia to compete in any line of business or with any Person or in any geographic area or during any period of time;

(viii) all joint venture Contracts or partnership arrangements between any Asset Seller or Maia and a third party;

(ix) all Seller IP Agreements;

(x) all material Contracts under which any Asset Seller or Maia has any ongoing obligation for any business acquired prior to the date of this Agreement, whether by merger, acquisition of assets or otherwise;

(xi) all Contracts requiring payments to or from any Asset Seller or Maia in excess of $500,000 in the aggregate during the remaining term of such contract or agreement; and

(xii) each material amendment, supplement and modification, and each agreement to enter into any such material amendment, modification or supplement of the foregoing (whether written or oral) in respect of any of the foregoing.

(b) Each Material Contract (i) is valid and binding on Maia, the Asset Seller or the Asset Sellers party thereto, as the case shall be, and, to the Knowledge of the Sellers, the counterparties thereto, and is in full force and effect as of the date of this Agreement and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.03 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence other than those Material Contracts that shall expire prior thereto in accordance with their terms. No Asset Seller or Maia is in breach of, or default under, any Material Contract to which it is a party, except as set forth in Section

3.15(b) of the Disclosure Schedule or except for such breaches or defaults that would not have a Material Adverse Effect. To Sellers’ Knowledge, there does not exist any default or event that with notice or lapse of time would constitute a default thereunder and authorize the termination thereof, which default or event involves a claim or asset value greater than $250,000.

SECTION 3.16 Product Liability. To Sellers’ Knowledge, none of the products developed, manufactured, sold or distributed by the Asset Sellers or Maia contains any manufacturing or design defect which, to Sellers’ Knowledge, is likely to cause injury to persons or property.

SECTION 3.17 Affiliate Contracts. Section 3.17 of the Disclosure Schedule sets forth all material Contracts between or among any Asset Seller or Maia, on the one hand, and any Affiliate of any Asset Seller or of Maia, on the other hand, as of the date of this Agreement.

SECTION 3.18 Brokers. Except as set forth in Section 3.18 of the Disclosure Schedule, neither any Seller, Maia nor Parent has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the consummation of the transactions contemplated in this Agreement or the Ancillary Agreements.

SECTION 3.19 Disclaimer of the Sellers. (a) Except as set forth in this Article III, none of the Sellers, Maia or Parent or any of their respective members, managers, employees or representatives make or have made any other representation or warranty, express or implied, at law or in equity, in respect of the Sellers, Maia, Parent, the Assets or the Business, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing and (b) other than the indemnification obligations of the Sellers and Parent set forth in Article IX, none of the Sellers, Maia or Parent, or any of their respective shareholders, directors, officers, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other person resulting from the distribution to the Purchaser, its affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, documents or material made available to the Purchaser, whether orally or in writing, in certain “data rooms”, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers and Parent as follows:

SECTION 4.01 Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of

Delaware and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser’s UK Affiliate is a corporation duly organized validly existing and in good standing under the Laws of England and Wales and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each of Purchaser and Purchaser’s UK Affiliate is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser or Purchaser’s UK Affiliate to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. The execution and delivery by each of the Purchaser and Purchaser’s UK Affiliate of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of the Purchaser and Purchaser’s UK Affiliate of its obligations hereunder and thereunder and the consummation by each of the Purchaser and Purchaser’s UK Affiliate of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser and Purchaser’s UK Affiliate. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser and Purchaser’s UK Affiliate is a party shall have been, duly executed and delivered by the Purchaser and Purchaser’s UK Affiliate, and (assuming due authorization, execution and delivery by the Sellers and Parent, as applicable) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser or Purchaser’s UK Affiliate is a party shall constitute, legal, valid and binding obligations of each of the Purchaser and Purchaser’s UK Affiliate, enforceable against such parties in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law).

SECTION 4.02 No Conflict. The execution, delivery and performance by each of the Purchaser or Purchaser’s UK Affiliate or its other Affiliates of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser or Purchaser’s UK Affiliate or Purchaser’s other Affiliates, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or Purchaser’s UK Affiliate or their respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser or Purchaser’s UK Affiliate is a party, except, in the case of clauses (b) and (c), as would not prevent or materially delay the consummation by the Purchaser or Purchaser’s UK Affiliate or Purchaser’s other Affiliates of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.03 Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser and Purchaser’s UK Affiliate of this Agreement and each Ancillary Agreement to which the Purchaser or Purchaser’s UK Affiliate or any of Purchaser’s other Affiliates is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser, Purchaser’s UK Affiliate or Purchaser’s other Affiliates of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.04 Litigation. As of the date of this Agreement, to Purchaser’s Knowledge, there is no Action by or against Purchaser or any of its Affiliates pending before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.05 Brokers. Except as set forth on Schedule 4.05, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or Purchaser’s UK Affiliate.

SECTION 4.06 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Asset Sellers, Maia and the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives. The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Business for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any Seller, Maia or Parent or their respective shareholders, directors, officers, employees or representatives (except the specific representations and warranties of the Sellers, Parent, or any of them, as the case may be, set forth in Article III hereof and the Disclosure Schedules). The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties made in Article III, none of the Sellers, Maia or Parent, or any of their respective Affiliates, shareholders, directors, officers, employees or representatives make or have made any representation or warranty, express or implied, at Law or in equity, with respect to the Sellers, Maia, the Business or the Assets, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing and (b) other than the indemnification obligations of the Sellers and Parent set forth in Article IX, none of the Sellers, Maia, Parent, their Affiliates, or any of their respective shareholders, officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, including any information, documents or material made available to the Purchaser, whether orally or in writing, in certain “data rooms”, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Access to Information. In order to facilitate the resolution of any claims made against or incurred by any Seller or Parent relating to the Business, for a period of seven years after the Closing, the Purchaser or the relevant Purchaser’s Affiliate shall (i) retain the books and records relating to the Business and the Asset Sellers relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the employees, agents and representatives of Parent reasonable access (including the right to make, at Parent’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Purchaser shall notify Parent at least 30 days in advance of destroying any such books and records following the seventh anniversary of the Closing in order to provide Parent the opportunity to access such books and records in accordance with this Section 5.01.

SECTION 5.02 Confidentiality. No party may disclose the terms and conditions of this Agreement or the Ancillary Agreements (other than the Transition Services Agreement) to any third party (other than such party’s legal and financial representatives who have a need to know such terms in connection with the purposes hereof) without the prior consent of the other party hereto (which shall be the Parent, in case Purchaser seeks such consent), unless obligated by applicable law, or if upon the advice of Parent’s counsel, such disclosure is required under applicable securities laws. That certain Confidentiality Agreement between Parent and Purchaser dated November 30, 2006 remains in full force and effect.

SECTION 5.03 Further Action. From and after the Closing Date, the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Purchaser shall cooperate with Parent and its advisors in connection with any filings to be made by Parent or its affiliates, including, without limitation, filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or pursuant to state securities laws, and shall furnish all information required in connection therewith, including any applicable consents.

SECTION 5.04 Non-Competition; Non-Solicitation.

(a) For a period of three (3) years after the Closing, each Seller and Parent shall not engage, directly or indirectly, in the Restricted Business (as defined below) or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, or control any Person that is engaged in the business of making or selling any product made or sold by an Asset Seller or Maia during the twelve (12) month period prior to the Closing Date (the “Restricted Business”); provided, however, that Parent shall continue to have the right to sell any product made or sold by Parent, or any of its subsidiaries other than the Asset Sellers and Maia, during the twelve (12) month period prior to the Closing Date. For the avoidance of doubt, Parent and Biometrica US shall not be restricted from engaging in the business of Biometrica US and its subsidiaries, other than Maia.

(b) The restrictions set forth in Section 5.04(a) shall not be construed to prohibit or restrict any Seller or Parent in the case of clauses (i) and (ii) below or restrict Parent or Biometrica US in the case of clause (iii) below from:

(i) acquiring any business engaged in the Restricted Business, as long as the percentage of revenues of such business attributable to the Restricted Business during the preceding fiscal year represents less than 10% of such business’s total revenues during such period (based on such business’s latest financial statements);

(ii) owning securities having no more than five percent (5%) of the outstanding voting power of any Person engaged in the Restricted Business which are listed on any national securities exchange as long as such Seller or Parent, as applicable, has no other connection or relationship with such competitor; or

(iii) being acquired (whether by merger, consolidation, sale of stock, sale of assets or otherwise) by a Person engaging in the Restricted Business. In addition, any such Person’s continuation of its business in the Restricted Business (whether separate or as part of a combined business with Parent) shall not be subject to and shall not violate Section 5.04(a).

(c) The Sellers and Parent agree with the Purchaser that, for a period of three (3) years after the Closing, none of any of the Sellers or Parent will induce or attempt to induce any officers or employees of the Purchaser to leave the employ of the Purchaser or violate the terms of their contracts, or any employment arrangements, with the Purchaser; provided, however, that the foregoing will not prohibit any Seller or Parent from (i) making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms to engage in searches that are not targeted or focused on the employees of the Purchaser, (ii) employing any person who contacts such Seller or Parent on his or her own initiative or (iii) hiring any person whose employment has been terminated by the Purchaser.

(d) The Sellers and Parent agree that to the extent that their names or their Affiliates names contain the name “Genomic Solutions”, they shall change or cause their Affiliates to change, their names to another name that is not similar to, or conflicting with, “Genomic Solutions”, within twenty (20) days after the Closing Date.

SECTION 5.05 Sublease from Parent. At the Closing the Purchaser shall sublease from Parent certain space in Parent’s Holliston, Massachusetts facility, as more fully set forth in a sublease agreement substantially in the form attached hereto as Exhibit 5.05 (the “Sublease”). The terms of the sublease will permit Parent and Biometrica US access to loading docks within the subleased space, as more particularly described in the Sublease.

SECTION 5.06 UK Leasehold Properties. The transfer and assignment of the UK Leasehold Properties shall be affected in accordance with the terms and conditions set forth in the attached Exhibit 5.06, which Exhibit 5.06 shall be treated in all respects as Section 5.06 of this Agreement.

SECTION 5.07 Leased Space in Belgium. At or prior to the Closing, Biometrica US or its German subsidiary, Union Biometrica, GmbH (“Biometrica Germany”) shall enter into a lease with the current landlord of Maia for the use by employees of Biometrica US or Biometrica Germany, of certain space currently being used by employees of Biometrica US or Biometrica Germany and subleased from Maia (the “UBI Lease”). Likewise, at or prior to the Closing, Maia shall modify its existing lease with its landlord to reflect the reduction in space due to the UBI Lease (the “Revised Maia Lease”).

SECTION 5.08 Security Agreement. At the Closing, Purchaser and Purchaser’s Affiliates shall enter into a security agreement with Parent in the form attached hereto as Exhibit 5.08 (the “Security Agreement”), providing Parent with a security interest in all of the tangible and intangible assets of Purchaser and its U.S. subsidiaries, including without limitation, all cash, cash equivalents, accounts receivable, all tangible assets, intangible assets, intellectual property, real property and the capital stock of each foreign subsidiary (limited to 66% of the capital stock of any foreign subsidiary of Purchaser to the extent that a pledge of a greater percentage could reasonably be expected to result in adverse U.S. federal income tax consequences to Purchaser or its subsidiaries), to secure the obligations of Purchaser arising under this Agreement with respect to the Earn-Out. The Security Agreement shall include a negative pledge such that Purchaser, Purchaser’s UK Affiliates and any other subsidiary may not, without Parent’s consent, sell, convey or otherwise dispose of any of their tangible or intangible assets or any interest therein, or create, incur, or permit to exist any pledge, mortgage, lien, charge, encumbrance or any security interest on such tangible or intangible assets (subject to certain exceptions as set forth in the Security Agreement).

SECTION 5.09 Intercreditor Arrangement.

Purchaser and Parent covenant and agree to work in good faith with Purchaser’s working capital lender providing the Permitted Working Capital Debt to negotiate and at the time of the closing of the Permitted Working Capital Debt Purchaser agrees to enter into a mutually satisfactory intercreditor agreement with terms and conditions reasonable and customary in the market and substantially in the form attached hereto as Exhibit 5.09, to reflect the limited subordination of the Earn-Out Notes to Purchaser’s working capital facility, such that Parent’s security interest (pursuant to the Security Agreement) is subordinated only to the Permitted Working Capital Debt.

SECTION 5.10 Survival of Covenants.

Purchaser, the Sellers and Parent intend that the obligations under this Article V shall survive the Closing until performed.

ARTICLE VI

TAXES

SECTION 6.01 Taxes.

(a) Sellers shall be liable for and shall pay all Taxes (whether assessed or unassessed) that are not Assumed Liabilities and are applicable to the Business and the Assets, in each case attributable to taxable years or periods ending on or prior to the Closing Date and, with respect to any taxable year or period beginning on or before and ending after the Closing Date (the “Straddle Period”), the portion of such Straddle Period ending on and including the Closing Date. Purchaser shall be liable for and shall pay all Taxes (whether assessed or unassessed) applicable to the Business, the Assets and the Assumed Liabilities that are attributable to taxable years or periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date; provided, that Purchaser shall not be liable for any Taxes for which the Sellers are liable pursuant to Section 6.01(b). For purposes of this Section 6.01, any Straddle Period shall be treated on a “closing of the books” basis as two partial periods, one ending at the close of the Closing Date and the other beginning on the day after the Closing Date, except that real property Taxes, personal property Taxes or similar ad valorem obligations shall be allocated on a daily basis.

(b) Notwithstanding Section 6.01(a), any sales Tax, use Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Business, the Assets or the Assumed Liabilities shall be paid by the Sellers. The Purchaser agrees to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from ( or otherwise reduce), or file Tax Returns with respect to, such Taxes.

(c) With respect to Genomic UK and GSAL (the “UK Subsidiaries”), the Sellers and the Purchaser intend that the provisions of section 49 VATA and Article 5 Value Added Tax (Special Provisions) Order 1995 (SI 1995/1268) will apply to the transfer of the Business and the Assets of the UK Subsidiaries under this Agreement and accordingly:

(i) the Sellers and the Purchaser shall co-operate and do everything reasonably necessary to ensure that the sale of the Business and the Assets under this Agreement is treated as neither a supply of goods nor a supply of services for the purposes of VAT; and

(ii) no amount in respect of VAT shall be payable by the Purchaser on the supply of the Business or any Asset except as specified in Section 6.01(e).

(d) The Sellers warrant that Genomic UK is registered for VAT with registration number GB 608700455 and that it has not elected (or applied for permission to elect) to waive exemption in accordance with schedule 10 VATA in relation to any property (or any of the Assets which constitute an interest in or right over land).

(e) If HMRC determine that VAT is chargeable on the supply of any Asset under this Agreement:

(i) the Sellers shall notify the Purchaser of that determination within five (5) Business Days of the Sellers being so advised by HMRC; and

(ii) provided that the Sellers have complied with its obligations under clauses 6.01(c) and 6.01(d), the Purchaser shall, against a VAT invoice (as defined in section 6(15) VATA, a “VAT Invoice”) from the Sellers pay to the Sellers an amount equal to the amount of VAT determined by HMRC to be so chargeable.

(f) The Purchaser warrants that it, the Purchaser’s UK Affiliate or any other Affiliate of the Purchaser duly organized under the laws of England and Wales is duly registered for VAT purposes or will become liable to be so registered on the Closing Date or will be accepted for voluntary registration as at the Completion Date.

(g) Subject to Section 6.01(h), the Sellers and the Purchaser shall each give to the other reasonable access to the VAT records and returns of the other relating to the Business or any of the Assets of the UK Subsidiaries (including the right to take copies at the requestor’s expense) on reasonable notice for a period of six years from the Closing Date.

(h) The Sellers and the Purchaser intend that the Sellers should retain the VAT records and accordingly:

(i) the Sellers shall immediately make a request to HMRC for a direction that the VAT records be preserved by the Sellers;

(ii) the Sellers shall promptly notify the Purchaser of the result of that request and, if HMRC do not grant it, shall deliver the VAT records to the Purchaser as soon as reasonably practicable; and

(iii) the Sellers shall:

(A) preserve the VAT records in the United Kingdom for such period as may be required by law;

(B) so long as it preserves the VAT records, permit the Purchaser reasonable access to them to inspect or make copies of them;

(C) not at any time cease to preserve the VAT records without giving the Purchaser a reasonable opportunity to inspect and remove such of them as the Purchaser wishes; and

(D) if all the VAT records are to be delivered to the Purchaser under Clause 6.01(h)(ii), clause 6.01(h)(iii) shall apply as if references to the Sellers were references to the Purchaser and vice versa.

(i) Notwithstanding any other provision of this Agreement to the contrary, the Sellers shall also supply to the Purchaser any information and copies of records necessary for the Purchaser to comply with Part XV of the Value Added Tax Regulations 1995 (SI 1995/2518) (Adjustment to the Deduction of Input Tax on Capital Items).

(j) Except as expressly provided for elsewhere in these Sections 6.01(c) through 6.01(j), any consideration or deemed consideration on any supply made by one party to another under this Agreement shall be exclusive of VAT, and each party shall pay any VAT properly chargeable in respect of any supply made to it by any other party under this Agreement on production of an appropriate VAT Invoice.

(k) All obligations and duties of the Purchaser under Sections 6.01(c) through 6.01(j) shall be discharged by the Purchaser’s UK Affiliate, provided that Purchaser shall guarantee such obligations and Purchaser shall not be relieved of such obligations and duties.

SECTION 6.02 Reimbursement. The Sellers and the Purchaser, as the case may be, shall provide reimbursement for any Tax paid by one party (the “Reimbursed Party”) all or a portion of which is the responsibility of the other party (the “Reimbursing Party”) in accordance with the terms of this Section 6.02. Within a reasonable time prior to the payment of any such Tax or, in the case of a Tax that has been paid prior to the Closing, a reasonable time prior to the Closing, the party paying such Tax shall give notice to the other party of the Tax payable and the portion which is the liability of each party. Notwithstanding the preceding sentence, in the event that the Reimbursed Party receives written notice of any pending or threatened tax examination, audit or other administrative or judicial proceeding (a “Tax Contest”) that could reasonably be expected to result in a reimbursement obligation of the Reimbursed Party pursuant to this Section 6.02, the Reimbursed Party shall notify the Reimbursing Party in writing within thirty (30) calendar days of receipt of such notice. If the Reimbursed Party fails to provide such notice to the Reimbursing Party, it shall not be entitled to reimbursement for any Taxes arising in connection with such Tax Contest, but only to the extent, if any, that such failure or delay shall have adversely affected the Reimbursing Party’s ability to defend against, settle, or satisfy any action, suit or proceeding against it, or any damage, loss, claim or demand for which the Reimbursed Party is entitled to reimbursement hereunder. If a Tax Contest relates to any Taxes for which the Reimbursing Party is liable in full hereunder, the Reimbursing Party may at its expense control the defense and settlement of such Tax Contest. If the Reimbursing Party declines to control the defense of any Tax Contest, then the Reimbursed Party may control such Tax Contest; provided, that the Reimbursed Party shall not agree to any settlement thereof without the written consent of the Reimbursing Party, which shall not be unreasonably withheld. The party not in control of the defense shall have the right to be kept fully informed of any material developments and receive copies of all correspondence and shall have the right to observe the conduct of any Tax Contest (through attendance at meetings) at its own expense, including through its own counsel and other professional experts. The Reimbursed Party and the Reimbursing Party shall jointly represent and control any Tax Contest relating to Taxes for a Straddle Period, and fees and expenses related to such representation shall be paid proportionately by the Reimbursed Party and the Reimbursing Party.

SECTION 6.03 Cooperation. After the Closing Date, each of the Sellers and the Purchaser shall:

(a) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing;

(b) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Business or the Assets;

(c) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Business or the Assets;

(d) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments relating to Taxes of the Business or the Assets for taxable periods for which the other may have a liability under this Section 6.01; and

(e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

SECTION 6.04 Perpetuity. Notwithstanding anything to the contrary in this Agreement, the obligations of the parties set forth in this Article VI shall remain in effect without limitation as to time.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 7.01 Offer of Employment; Continuation of Benefits.

(a) Section 7.01(a)(i) of the Disclosure Schedule sets forth a list of those employees of Genomic US that Parent wishes to retain (the “Retained Employees”). Effective on the Closing Date, Purchaser shall make offers of employment to all persons employed by Genomic US, other than the Retained Employees, on the day immediately preceding the Closing Date as set forth on Section 7.01(a)(ii) (the “US Employees”, and any such person who accepts such offer of employment, a “Transferred Employee”), it being agreed that US Employees on short-term (up to six (6) months) medical disability (including pregnancy leave) or other leaves of absence and employees who have a right to return to work, are to be considered actively employed by Genomic US. The Purchaser hereby agrees that, for a period of six (6) months immediately following the Closing Date, it shall, subject to its right to terminate the employment of Transferred Employees in accordance with Section 7.01(d), (i) provide each Transferred Employee with at least the same level of base salary, cash incentive compensation and other cash variable compensation that was provided to such Transferred Employee immediately prior to the Closing Date by the Asset Seller that employed the Transferred Employee (with regard to each Transferred Employee, the “Former Employer”), and (ii) provide each Transferred Employee with employee benefit plans, arrangements, policies and practices that are no less favorable in the aggregate than those provided to such Transferred Employee by the Former Employer immediately prior to the Closing Date. A possible modification of the working conditions set forth in (i) and (ii) above after the expiration of the aforementioned period of six (6) month period immediately following the Closing Date can be made insofar as it complies with the applicable local labor law. For the avoidance of doubt, “immediately prior to the Closing Date” shall not refer to any plan, arrangement, policy or practice that was terminated by any Asset Seller at any time prior to the Closing Date.

(b) Effective on the Closing Date, all persons employed by Maia (the “Belgian Employees”) shall as a result of this Agreement continue to be employees of Maia, albeit under the control of Purchaser. (Section 7.03 below shall apply to employees of Genomic UK). The employment agreement of the Belgian Employees will not be affected by transactions contemplated by this Agreement. The Belgian Employees will keep the benefit of their current working conditions.

(c) Transferred Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by the Purchaser in which each Transferred Employee may be eligible to participate on or after the Closing Date to the same extent recognized by the Former Employer under comparable Plans immediately prior to the Closing Date. Each Transferred Employee shall be credited under such plan, program or arrangement for service accrued or deemed accrued on or prior to the Closing Date with the Former Employer; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(d) Without limiting any of the foregoing, the Purchaser agrees that it shall provide severance benefits to each Transferred Employee who is terminated during the six (6) month period immediately following the Closing Date in an amount that is at least equal to the severance benefits that would have been paid to such Transferred Employee pursuant to applicable Law or the terms of the Former Employer’s severance plans in effect as of the day immediately preceding the Closing Date, to be calculated based on each Transferred Employee’s compensation and service at the time of such termination of employment.

(e) Effective as the Closing Date, the Asset Sellers shall cease to employ the US Employees and take such action as may be reasonably necessary to cause the US Employees to cease active participation in all Plans not assumed by Purchaser as provided below.

(f) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by the Purchaser (“Purchaser Benefit Plans”) in which a US Employee may be eligible to participate on or after the Closing Date, the Purchaser shall (i) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, all waiting period requirements or any similar provisions with respect to participation and coverage requirements applicable to each Transferred Employee under any Purchaser Benefit Plan to the same extent waived under a comparable Plan, and (ii) provide credit to each Transferred Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Transferred Employee under the Plans during the relevant plan year, up to and including the Closing Date. Purchaser shall provide each Transferred Employee with the number of his or her unused accrued vacation days and personal/sick days outstanding as of the Closing Date.

(g) The Asset Sellers and Purchaser agree that the alternative procedure explained in section 5 of Rev. Proc. 2004-53 (I.R.B. 2004-34, August 18, 2004) shall be adopted. The Asset Sellers shall be relieved of their Form W-2, Wage and Tax Statement, reporting obligations and related tax returns, with respect to any US Employee. Purchaser shall assume the Asset Sellers’ entire Form W-2 reporting obligations for the US Employees, and each Form W-2 furnished to a US Employee by Purchaser shall include wages paid and taxes withheld by the Asset Sellers and Purchaser during the fiscal year during which the Closing occurs.

(h) As of the Closing Date, the individuals listed on Section 7.01(h) of the Disclosure Schedule perform services for Genomic US on a temporary basis through arrangements with various temporary employee agencies, as indicated. Purchaser and Genomic US agree that such individuals shall continue to provide such services on behalf of Purchaser following the Closing, as directed and in the discretion of Purchaser.

SECTION 7.02 US Employees’ Retirement Plans. Effective as of the Closing Date, Genomic US will assign and transfer to Purchaser, and Purchaser shall assume and become the sponsor of The Genomic Solutions Inc. Employees 401(k) Profit Sharing Plan and Trust (the “Transferred Plan”), such that effective as of the Closing Date Purchaser will have all powers, rights, duties and obligations under the Transferred Plan, including any and all rights with respect to assets held under the Transferred Plan for the benefit of the US Employees and all related trust and administrative services agreements, subject to required third-party consents, and such assignment and assumption of the Transferred Plan shall not be considered to have interrupted the service of any US Employee who from and after the Closing Date continues employment with Purchaser.

SECTION 7.03 Genomic UK Transferred Employees. This Section 7.03 shall apply only to the employees of Genomic UK (the “Genomic UK Transferred Employees”), and Sections 7.01 and 7.02 above shall not apply to the Genomic UK Transferred Employees. A list of all Genomic UK Transferred Employees is included as Section 7.03 of the Disclosure Schedule. Any Genomic UK Transferred Employee not included on this list shall be a “Genomic UK Non-Disclosed Employee”.

(a) It is agreed that The Transfer of Undertakings (Protection of Employment) Regulations of 2006 (“TUPE”) applies to this Agreement and, accordingly, the employment of all Genomic UK Transferred Employees (and all liabilities relating to such employees and their respective contracts of employment) shall be transferred to the Purchaser’s UK Affiliate on the Closing Date.

(b) Genomic UK shall be responsible for emoluments and outgoings of the Genomic UK Transferred Employees (including without limitation all salaries, accrued holiday pay, bonuses, commissions, taxes, national insurance contributions, pension contributions and otherwise) for the period prior to the Closing Date and Genomic UK shall indemnify and keep the Purchaser and the Purchaser’s UK Affiliate indemnified against all related Losses.

(c) The Purchaser’s UK Affiliate shall be responsible for emoluments and outgoings of the Genomic UK Transferred Employees (including without limitation all salaries, accrued holiday pay, bonuses, commissions, taxes, national insurance contributions, pension contributions and otherwise) for the period on and after the Closing Date and, except in respect of Genomic UK Non-Disclosed Employees, Purchaser shall indemnify and keep Genomic UK indemnified against all related Losses.

(d) Genomic UK shall indemnify and keep indemnified the Purchaser and the Purchaser’s UK Affiliate against all Losses in connection with, or as a result of, any claim or demand by any Genomic UK Transferred Employee arising out of the employment of such employee, whether because of redundancy, unfair dismissal, any act or omission of any type of unlawful discrimination, equal pay or any other claim within the jurisdiction of an employment tribunal, wrongful dismissal, breach of contract, any claim in tort or any other claim whatsoever, whether arising under English or European Law, provided that the claim or demand arises from an act, fault or omission solely of Genomic UK with respect to a Genomic UK Transferred Employee prior to the Closing Date.

(e) The Purchaser and the Purchaser’s UK Affiliate shall indemnify and keep indemnified Genomic UK against all Losses in connection with or as a result of any claim or demand by any Genomic UK Transferred Employee arising out of the employment of such employee, whether because of redundancy, unfair dismissal, any act or omission of any type of unlawful discrimination, equal pay or any other claim within the jurisdiction of an employment tribunal, wrongful dismissal, breach of contract, any claim in tort or any other claim whatsoever, whether arising under English or European Law, provided that the claim or demand arises from an act, fault or omission solely of the Purchaser or the Purchaser’s UK Affiliate with respect to a Genomic UK Transferred Employee on or after the Closing Date, except that this clause shall not apply to Genomic UK Non-Disclosed Employees.

(f) Without prejudice to 7.03(e) above, the Purchaser and the Purchaser’s UK Affiliate shall indemnify and keep indemnified Genomic UK against all Losses in connection with or as a result of any claim by any Genomic UK Transferred Employee that the terms and conditions to be provided, or as provided, by the Purchaser or the Purchaser’s UK Affiliate after the Closing Date will be or are to such employee’s detriment, whether such claim arises before or after the Closing Date, except that this clause shall not apply to Genomic UK Non-Disclosed Employees.

(g) Without prejudice to Subsections 7.03(e) and (f) above, the Purchaser and the Purchaser’s UK Affiliate shall indemnify and keep indemnified Genomic UK against all Losses in connection with or as a result of any claim by any Genomic UK Transferred Employee that such employee’s rights, or those of any person claiming through such employee (including but not limited to a surviving spouse or dependent child), to any pension, lump sum, retirement, death or any other relevant benefit in connection with any personal pension scheme have been lost, harmed, damaged, reduced or adversely affected in any way as a result of such employee having ceased to be employed by Genomic UK or generally as a result of such employee having ceased to be a member of any pension scheme or the terms of membership changed following such cessation of employment, except that this clause shall not apply to Genomic UK Non-Disclosed Employees.

(h) If, as a result of the provisions of TUPE, the employment of any Genomic UK Non-Disclosed Employee transfers to and has effect as if originally made between the Purchaser (or the Purchaser’s UK Affiliate) and such person then (without affecting any other rights or remedies which the Purchaser or the Purchaser’s UK Affiliate might have): the Purchaser (or the Purchaser’s UK Affiliate, as appropriate) may, upon becoming aware of the application of TUPE to any such contract of employment, immediately terminate it and Genomic UK shall indemnify and keep indemnified the Purchaser and the Purchaser’s UK Affiliate against all Losses which either the Purchaser or the Purchaser’s UK Affiliate may suffer or incur and which arise under or in connection with such contract of employment or its termination.

(i) Genomic UK shall, in respect of every Genomic UK Transferred Employee use it best endeavors to comply with the consultation and other requirements set out in regulations 13 and 14 of TUPE (and provide to the Purchaser such information as the Purchaser may reasonably request in writing in order to verify such compliance) and comply with the notification of employee liability information and other requirements set out in regulation 11. The Purchaser and the Purchaser’s UK Affiliate shall indemnify and keep indemnified Genomic UK, Parent and its Affiliates against all Losses which Genomic UK may suffer or incur in connection with any failure by Genomic UK to comply with any or all of its obligations under any such regulations. Purchaser and the Purchaser’s UK Affiliate shall further indemnify and keep indemnified Genomic UK, Parent and its Affiliates against all Losses which Genomic UK may suffer or incur as a result of Genomic UK and the Purchaser, or Genomic UK and the Purchaser’s UK Affiliate being held to be jointly and severally liable for any award of compensation made by a tribunal in respect of failure to comply with the information and/or consultation and other requirements set out in regulations 13 and 14 of TUPE.

(j) The Purchaser and the Purchaser’s UK Affiliate shall comply with the obligations set out in regulation 13(2)(d) of TUPE and shall indemnify and keep indemnified Genomic UK against all Losses which Genomic UK may suffer or incur as a result of their respective failures to comply with such obligations, save that this clause shall not apply in respect of any Genomic UK Non-Disclosed Employee.

(k) All obligations and duties of the Purchaser under this Section 7.03 shall be discharged by the Purchaser’s UK Affiliate; provided however that Purchaser shall guarantee such obligations and duties and shall not be discharged or relieved of any liabilities under this Section 7.03 assumed by Purchaser’s UK Affiliate.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Obligations of the Sellers and Parent. The obligations of the Sellers and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, in each case except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects and (iii) the Sellers and Parent shall have received a certificate dated as of the Closing Date from the Purchaser certifying the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions;

(c) Consents. All necessary consents and approvals to consummate the transactions contemplated under this Agreement shall have been obtained by Parent and Sellers; and

(d) Ancillary Agreements. The Ancillary Agreements shall have been duly executed and delivered by the Purchaser and shall be in full force and effect.

SECTION 8.02 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Sellers and Parent contained in this Agreement (A) that are not qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” or “Material

Adverse Effect” shall be true and correct as of the Closing, in each case other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers and Parent at or before the Closing shall have been complied with in all material respects, (iii) the Purchaser shall have received a certificate dated as of the Closing Date from each Seller and Parent certifying the matters set forth in clause (i) and (ii) above with respect to each respective Seller and Parent signed by a duly authorized officer of each Seller and Parent;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; and

(c) Ancillary Agreements. The Ancillary Agreements shall have been duly executed and delivered by the Sellers and Parent or their Affiliates party thereto and shall be in full force and effect.

ARTICLE VIII

INDEMNIFICATION

SECTION 9.01 Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive for a period of twelve (12) months after the Closing; provided that any claim made with reasonable specificity by the party seeking to be indemnified within the time period set forth in this Section 9.01 shall survive until such claim is finally and fully resolved.

SECTION 9.02 Indemnification by the Sellers and Parent. The Sellers and Parent jointly and severally shall indemnify and hold harmless the Purchaser, the Purchaser’s UK Affiliate and their respective directors, officers, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) for and against all Losses arising out of or resulting from: (a) the breach of any representation or warranty made by any Seller or Parent contained in this Agreement; (b) the breach of any covenant or agreement by any Seller or Parent contained in this Agreement; or (c) the Excluded Liabilities, or any Seller’s or Parent’s failure to perform, pay or discharge any Excluded Liability prior to or following the Closing.

SECTION 9.03 Indemnification by the Purchaser and Purchaser’s UK Affiliate. The Purchaser and the Purchaser’s UK Affiliate jointly and severally shall indemnify and hold harmless the Sellers, Parent and their respective directors, officers, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) for and against any and all Losses, arising out of or resulting from: (a) the breach of any representation or warranty made by the Purchaser or the Purchaser’s UK Affiliate contained in this Agreement; (b) the breach of any covenant or agreement by the Purchaser or the Purchaser’s UK Affiliate contained in this Agreement; (c) the Assumed Liabilities, or Purchaser’s or the Purchaser’s UK Affiliate’s failure to perform, pay or discharge any Assumed Liability following the Closing; or (d) any claim or cause of action by any Person arising after the Closing against any Seller Indemnified Party with respect to the operations of the Business on or after the Closing Date.

SECTION 9.04 Limits on Indemnification.

(a) No claim may be asserted nor may any Action be commenced against any party for breach of any representation or warranty contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation or warranty on which such claim or Action is based ceases to survive as set forth in Section 9.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to subsections (a) or (b) of Section 9.02 or subsections (a) or (b) of Section 9.03, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds the Deductible Amount, after which the Indemnifying Party shall be liable only for those Losses in excess of the Deductible Amount; (ii) no Losses may be claimed under subsections (a) or (b) of Section 9.02 or subsections (a) or (b) of Section 9.03 by any Indemnified Party or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of Ten Thousand Dollars ($10,000) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; (iii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in subsections (a) or (b) of Section 9.02 or subsections (a) or (b) of Section 9.03 shall be an amount equal to the Cap Amount; (iv) no party hereto shall have any Liability under any provision of this Agreement or any Ancillary Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement or any Ancillary Agreement; and (v) in the event a party hereto establishes prior to the Closing that any of the representations and warranties to survive the Closing in accordance with Section 9.01 are not true and correct as of the Closing, its sole and exclusive remedy with respect to any such breach shall be to not close the transaction if any such breach results in the nonsatisfaction of any of the conditions contained in Article VIII and no indemnification pursuant to Article IX shall be available in connection therewith; and (vi) no breach by any Seller or Parent of any representation, warranty, covenant or agreement in this Agreement shall be deemed to be a breach of this Agreement for any purpose hereunder, and neither the Purchaser nor any Affiliate of the Purchaser shall have any claim or recourse against the Seller with respect to such breach, under this Article IX or otherwise, if the Purchaser or any Affiliate of the Purchaser had, prior to the execution of this Agreement, actual knowledge of such breach. Neither the obligations of the Sellers and Parent to the Purchaser Indemnified Parties under subsection (c) of Section 9.02, nor the obligations of the Purchaser to the Seller Indemnified Parties under subsections (c) and (d) of Section 9.03, shall be subject to any requirement that any Loss arising therefrom exceed the Deductible Amount, exceed any minimum amount per single claim or aggregate claims or be subject to the Cap Amount.

(c) For all purposes of this Article IX, “Losses” shall be net of (i) any insurance or other recoveries payable to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification or (ii) any Tax benefit available to the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including the net present value of any Tax benefit arising in subsequent taxable years, calculated using the applicable short-term federal rate as defined in Section 1274(d) of the Code or any successor provision and assuming the highest applicable combined statutory rate of Tax then in effect).

SECTION 9.05 Notice of Loss; Third Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.

(c) In the event of a Third Party Claim, the Purchaser, on the one hand, and the Sellers and Parent, on the other, shall at all times cooperate with each other in a reasonable manner to permit the Purchaser, the Sellers and Parent, as the case shall be, to discharge their respective obligations under this Article, including by providing access at reasonable times or reasonable request to the books and records of the Sellers, Maia and Parent; provided, that no failure or alleged failure by either the Purchaser or the Sellers and Parent to cooperate shall be asserted by the other Party as a defense to such Party’s obligations under this Article unless the Party seeking cooperation has notified the other Party in reasonable detail of the cooperation sought and the other Party has failed to provide the cooperation sought (or explained why such cooperation is not feasible) within thirty (30) days after receipt of such notice. In fulfilling its obligations to cooperate under this Section, no Party shall be required to incur more than $1,500 in out of pocket costs unless reimbursement is provided in advance by the Party seeking cooperation.

SECTION 9.06 Remedies. The Purchaser, the Purchaser’s UK Affiliate and the Sellers and Parent acknowledge and agree that (a) following the Closing, the indemnification provisions of Section 9.02 and Section 9.03 shall be the sole and exclusive remedies of the Purchaser, the Purchaser’s UK Affiliate, the Sellers and Parent for any breach by any other party of the representations and warranties in this Agreement and for any failure by any other party to perform and comply with any covenants and agreements in this Agreement other than the obligations of the Sellers to perform and discharge the Excluded Liabilities, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the parties hereto shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity, and (b) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser, the Purchaser’s UK Affiliate, the Sellers or Parent after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to any Losses.

ARTICLE IX

GENERAL PROVISIONS

SECTION 10.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	if to any Seller or Parent:

Harvard Bioscience, Inc.

84 October Hill Road

Holliston, MA 01746

Facsimile: (508) 429-8478

Attention: President

with a copy to:

Jaffe, Raitt, Heuer, & Weiss, P.C.

27777 Franklin Road, Suite 2500

Southfield, Michigan 48034

Facsimile: (248) 351-3082

Attention: Sara M. Kruse

(b)	if to the Purchaser or the Purchaser’s UK Affiliate:

Digilab, Inc.

120 Cedar Street

Canton, MA 02021

Facsimile: (781) 575-0312

Attention: Sidney Braginsky, Chief Executive Officer

with a copy to:

McGuireWoods LLP

1345 Avenue of the Americas, 7th floor

New York, NY 10105

Facsimile: (212) 548-2170

Attention: William Newman

SECTION 10.03 Public Announcements. Except for the joint press release set forth in the attached Exhibit 10.03 (the “Joint Press Release”), no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media unless required by Law. The parties to this Agreement shall cooperate as to the content, timing, and decimation of the Joint Press Release.

SECTION 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 10.05 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Sellers and Parent and the Purchaser (and any of its Affiliates) with respect to the subject matter hereof and thereof.

SECTION 10.06 Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Sellers and Parent or the Purchaser (which consent may be granted or withheld in the sole discretion of Parent or the Purchaser), as the case may be; provided that the Purchaser may assign certain of its rights and its obligations under this Agreement to Purchaser’s UK Affiliate to the extent contemplated and permitted by Section 2.01, provided that any such assignment shall not relieve Purchaser of any of its obligations under this Agreement.

SECTION 10.07 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and Parent and the Purchaser or (b) by a waiver in accordance with Section 10.08.

SECTION 10.08 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of another party, (b) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered by such other party pursuant hereto or (c) waive compliance with any of the agreements of another party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 10.09 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 10.10 Further Assurances. From time to time following the Closing, the Sellers and Parent shall execute and deliver, or cause to be executed and delivered, to the Purchaser such other instruments of conveyance and transfer as the Purchaser may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, the Purchaser and put the Purchaser in possession of, any part of the Assets, and in the case of licenses, certificates, approvals, authorizations, agreements, contracts, leases, easements and other commitments included in the Assets.

SECTION 10.11 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without consideration of principles of conflicts or choice of laws. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

SECTION 10.12 Dispute Resolution.

(a) All disputes, claims or controversies arising out of or relating to this Agreement, or any other agreement executed and delivered pursuant to this Agreement, or the negotiation, breach, validity or performance hereof and thereof, or the transactions contemplated hereby and thereby, that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before J.A.M.S/Endispute, Inc. in Boston, Massachusetts before a single arbitrator mutually agreeable to the parties hereto (the “Arbitrator”). If the parties are unable to agree upon a single Arbitrator within thirty (30) days after arbitration is demanded, each of Parent and the Purchaser shall select an accredited arbitrator, and such selected accredited arbitrators shall select a single arbitrator to serve as the Arbitrator. The parties agree that they shall instruct their selected arbitrators to select, to the extent possible, a single arbitrator with knowledge of or experience in the industry of the Business. The parties understand and agree that this arbitration shall apply equally to claims of fraud or fraud in the inducement.

(b) The parties covenant and agree that the arbitration shall commence no later than one hundred twenty (120) days after the date on which a written demand for arbitration is filed by any party hereto (the “Filing Date”). In connection with the arbitration proceeding, the Arbitrator shall have the power to order the production of documents or information by each party and any third-party witnesses. In addition, each party may take up to three depositions as of right, and the Arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. In connection with any arbitration, each party shall provide to the other, no later than twenty-one (21) Business Days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witnesses or experts. The Arbitrator’s decision and award shall be made and delivered no later than one hundred and eighty (180) days from the date the arbitration process is commenced. The Arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability. The Arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages, interest or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(c) The parties covenant and agree that they will participate in the arbitration in good faith and that they will (i) bear their own attorneys’ fees, costs and expenses in connection with the arbitration, and (ii) share equally in the fees and expenses charged by the Arbitrator. Any party unsuccessfully refusing to comply with an order of the Arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award. Nothing contained in this Section 10.12 shall be construed to limit or preclude a party from bringing any action for specific performance or other equitable relief in a court of competent jurisdiction as provided in Section 9.06 above.

(d) Each of the parties hereto irrevocably and unconditionally consents to the jurisdiction of the state and federal courts located in the County of Suffolk in the Commonwealth of Massachusetts for the purposes of enforcing the arbitration provisions of this Section 10.12. Each party further irrevocably waives any objection to proceeding before any such courts based upon lack of personal jurisdiction or to the laying of the venue and further irrevocably and unconditionally waives any objection to proceeding before any such court on the grounds that it is an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the addresses to which notices are to be given. Each of the parties hereto agrees that its submission to jurisdiction and its content to service of process by mail are made for the express benefit of the other parties hereto.

SECTION 10.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signatures to follow on next page]

IN WITNESS WHEREOF, the Sellers, Parent and the Purchaser have caused this Agreement to be duly executed as of the date first written above.

PARENT:		PURCHASER:

HARVARD BIOSCIENCE, INC.		DIGILAB, INC.

By:	/s/ David Green	By:	/s/ Sidney Braginsky
Name:	David Green	Name:	Sidney Braginsky
Title:	President	Title:	Chief Executive Officer

ASSET SELLERS:

GENOMIC SOLUTIONS INC.		GENOMIC SOLUTIONS, LTD.

By:	/s/ David Green	By:	/s/ David Green
Name:	David Green	Name	: David Green
Title:	Treasurer	Title:	Director

GENOMIC SOLUTIONS ACQUISITIONS LIMITED		CARTESIAN TECHNOLOGIES, INC.

By:	/s/ David Green	By:	/s/ David Green
Name:	David Green	Name:	David Green
Title:	Director	Title:	Treasurer

BIOMETRICA US:		PURCHASER’S UK AFFILIATE:

UNION BIOMETRICA, INC.		DIGILAB GENOMIC SOLUTIONS (UK) LIMITED

By:	/s/ David Green	By:	/s/ Sidney Braginsky
Name:	David Green	Name:	Sidney Braginsky
Title:	Treasurer	Title:	Director

[Signature page to Asset Purchase Agreement – 1]